Exhibit 99.2

Interim Consolidated Statements of Financial Position (Unaudited)

(Stated in thousands of Canadian dollars)	March 31, 2014	December 31, 2013

ASSETS
Current assets:
Cash	$106,165	$80,606
Accounts receivable	607,900	549,697
Inventory	13,606	12,378
Total current assets	727,671	642,681
Non-current assets:
Income tax recoverable	58,435	58,435
Property, plant and equipment	3,633,832	3,561,734
Intangibles	3,538	3,917
Goodwill	313,451	312,356

Total non-current assets	4,009,256	3,936,442

Total assets	$4,736,927	$4,579,123

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$338,095	$332,838
Income tax payable	157	4,060

Total current liabilities	338,252	336,898
Non-current liabilities:
Share based compensation (Note 7)	12,286	14,431
Provisions and other	20,512	17,836
Long-term debt (Note 3)	1,350,992	1,323,268
Deferred tax liabilities	500,957	487,347

Total non-current liabilities	1,884,747	1,842,882
Shareholders’ equity:
Shareholders’ capital (Note 5)	2,308,966	2,305,227
Contributed surplus	29,441	29,175
Retained earnings	172,446	88,416
Accumulated other comprehensive income (loss) (Note 6)	3,075	(23,475)

Total shareholders’ equity	2,513,928	2,399,343

Total liabilities and shareholders’ equity	$4,736,927	$4,579,123

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Earnings (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013

Revenue	$672,249	$595,720
Expenses:
Operating	395,153	341,838
General and administrative	39,822	38,701

Earnings before income taxes, finance charges, foreign exchange and depreciation and amortization	237,274	215,181
Depreciation and amortization (Note 2(c))	105,705	84,893

Operating earnings	131,569	130,288
Foreign exchange	(3,629)	(3,294)
Finance charges (Note 8)	24,432	22,559

Earnings before income taxes	110,766	111,023
Income taxes: (Note 4)
Current	5,444	18,095
Deferred	3,765	(385)

	9,209	17,710

Net earnings	$101,557	$93,313

Net earnings per share: (Note 9)
Basic	$0.35	$0.34
Diluted	$0.35	$0.33

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2014	2013

Net earnings	$101,557	$93,313
Unrealized gain on translation of assets and liabilities of operations denominated in foreign currency	70,335	32,120
Foreign exchange loss on net investment hedge with U.S. denominated debt, net of tax	(43,785)	(21,735)

Comprehensive income	$128,107	$103,698

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Cash Flow (Unaudited)

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2014	2013

Cash provided by (used in):
Operations:
Net earnings	$101,557	$93,313
Adjustments for:
Long-term compensation plans	10,311	6,517
Depreciation and amortization	105,705	84,893
Foreign exchange	(4,389)	(3,302)
Finance charges	24,432	22,559
Income taxes	9,209	17,710
Other	1,499	938
Income taxes paid	(9,031)	(70,679)
Income taxes recovered	12	–
Interest paid	(8,025)	(7,493)
Interest received	113	226

Funds provided by operations	231,393	144,682
Changes in non-cash working capital balances	(61,266)	(81,734)

	170,127	62,948
Investments:
Purchase of property, plant and equipment	(105,999)	(130,605)
Proceeds on sale of property, plant and equipment	7,257	2,538
Changes in non-cash working capital balances	(16,308)	15,741

	(115,050)	(112,326)
Financing:
Repayment of long-term debt	(16,728)	–
Dividends paid	(17,527)	(13,825)
Issuance of common shares on the exercise of options	2,610	480

	(31,645)	(13,345)

Effect of exchange rate changes on cash and cash equivalents	2,127	4,792

Increase (decrease) in cash and cash equivalents	25,559	(57,931)
Cash and cash equivalents, beginning of period	80,606	152,768

Cash and cash equivalents, end of period	$106,165	$94,837

See accompanying notes to interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (Unaudited)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 6)	Retained earnings	Total equity

Balance at January 1, 2014	$2,305,227	$ 29,175	$ (23,475)	$ 88,416	$2,399,343
Net earnings for the period	–	–	–	101,557	101,557
Other comprehensive income for the period	–	–	26,550	–	26,550
Dividends	–	–	–	(17,527)	(17,527)
Share options exercised (Note 5)	3,739	(1,129)	–	–	2,610
Share based compensation expense (Note 7)	–	1,395	–	–	1,395

Balance at March 31, 2014	$2,308,966	$ 29,441	$ 3,075	$ 172,446	$2,513,928

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Total equity

Balance at January 1, 2013	$2,251,982	$ 24,474	$ (60,535)	$ (44,621)	$2,171,300
Net earnings for the period	–	–	–	93,313	93,313
Other comprehensive income for the period	–	–	10,385	–	10,385
Dividends	–	–	–	(13,825)	(13,825)
Share options exercised	729	(249)	–	–	480
Share based compensation expense (Note 7)	–	1,929	–	–	1,929

Balance at March 31, 2013	$2,252,711	$ 26,154	$ (50,150)	$ 34,867	$2,263,582

See accompanying notes to interim consolidated financial statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada the United States and certain international locations. The address of the registered office is 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2013.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2013 except for the adoption of the following new accounting standard. On January 1, 2014 Precision adopted IFRIC 21, Levies. The adoption of this standard had no material impact on the amounts recorded in these financial statements.

These condensed consolidated interim financial statements were approved by the Board of Directors on April 25, 2014.

(b) Seasonality

Precision has operations that are carried on in Canada which represent approximately 46% (2013 - 48%) of consolidated total assets as at March 31, 2014 and 54% (2013 - 61%) of consolidated revenue for the three months ended March 31, 2014. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

(c) Change in Accounting Estimate

Effective January 1, 2014, the Company changed the method for depreciating its drilling and service rig equipment from unit-of-production to straight-line. Precision believes that due to technological developments within the industry, straight-line depreciation better reflects the allocation of the cost of the assets over their expected lives. A summary of the new depreciation method for drilling and service rig equipment is as follows:

	Expected life	Salvage value	Basis of depreciation

Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line

For the three months ended March 31, 2014 the change in depreciation method resulted in $4.7 million of additional depreciation over what would have been expensed had the previous method been continued. The estimated additional depreciation expense for the year ending December 31, 2014 from this change is approximately $45 million.

NOTE 3. LONG-TERM DEBT

	March 31,	December 31,
	2014	2013

Secured revolving credit facility	$13,053	$29,781
Unsecured senior notes:
6.625% senior notes due 2020 (US$650 million)	718,445	691,340
6.5% senior notes due 2021(US$400 million)	442,120	425,440
6.5% senior notes due 2019	200,000	200,000

	1,373,618	1,346,561
Less net unamortized debt issue costs	(22,626)	(23,293)

	$1,350,992	$1,323,268

Long-term debt obligations at March 31, 2014 will mature as follows:

2018	$13,053
2019	200,000
Thereafter	1,160,565

$1,373,618

NOTE 4. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference is as follows:

	Three months ended March 31,
	2014	2013

Earnings before income taxes	$110,766	$111,023
Federal and provincial statutory rates	25%	25%

Tax at statutory rates	$27,692	$27,756
Adjusted for the effect of:
Non-deductible expenses	1,688	1,727
Non-taxable capital gains	(88)	(29)
Income taxed at lower rates	(17,695)	(11,437)
Impact of foreign tax rates	(4,584)	(1,873)
Withholding taxes	717	855
Other	1,479	711

Income tax expense	$9,209	$17,710

NOTE 5. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount

December 31, 2013	291,979,671	$2,305,227
Options exercised:
Cash consideration	294,496	2,610
Reclassification from contributed surplus	-	1,129

March 31, 2014	292,274,167	$2,308,966

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income (Loss)

December 31, 2013	$48,330	$(71,805)	$(23,475)
Other comprehensive income (loss)	70,335	(43,785)	26,550

March 31, 2014	$118,665	$(115,590)	$3,075

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units(a)	Performance Share Units(a)	Share Appreciation Rights(b)	Non- Management Directors’ DSUs(c)	Total

December 31, 2013	$13,538	$12,962	$246	$1,854	$28,600
Expensed during the period	5,324	4,713	185	825	11,047
Payments	(7,529)	(4,128)	(33)	–	(11,690)

March 31, 2014	$11,333	$13,547	$398	$2,679	$27,957

Current	$8,560	$6,713	$398	$–	$15,671
Long-term	2,773	6,834	–	2,679	12,286

	$11,333	$13,547	$398	$2,679	$27,957

(a) Restricted Share Units and Performance Share Units

 A summary of the activity under the restricted share unit (RSU) and the performance share unit (PSU) plans are presented below:

	RSUs	PSUs
	Outstanding	Outstanding

December 31, 2013	2,113,495	2,437,928
Granted	1,206,200	1,630,638
Issued as a result of cash dividends	12,626	17,886
Redeemed	(780,691)	(422,910)
Forfeitures	(63,055)	(116,439)

March 31, 2014	2,488,575	3,547,103

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable

December 31, 2013	588,162	$9.26 – 17.38	$14.71	$588,162
Redeemed	(31,506)	9.26 – 9.26	9.26
Forfeitures	(105,397)	9.26 – 17.38	13.73

March 31, 2014	451,259	$9.26 – 17.38	$15.32	$451,259

 (c) Non-Management Directors

A summary of the activity under the non-management director deferred share unit plan is presented below:

Deferred Share Units	Outstanding

December 31, 2013	188,575
Granted	18,150
Issued as a result of cash dividends	946

March 31, 2014	207,671

Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of the activity under this share based incentive plan is presented below:

Deferred Share Units	Outstanding

December 31, 2013	221,112
Issued as a result of cash dividends	1,113

March 31, 2014	222,225

(e) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Exercisable

December 31, 2013	4,900,886	$5.22 – 14.50	$9.14	$2,676,865
Granted	862,000	10.15 – 10.15	10.15
Exercised	(164,462)	5.85 – 10.67	8.31
Forfeitures	(18,700)	5.85 – 10.67	9.49

March 31, 2014	5,579,724	$5.22 – 14.50	$9.32	$3,548,265

U.S. share options	Outstanding	Range of Exercise Price (US$)	Weighted Average Exercise Price (US$)	Exercisable

December 31, 2013	3,173,808	$4.95 – 15.21	$9.32	$1,438,335
Granted	827,300	9.18 – 9.18	9.18
Exercised	(130,034)	4.95 – 10.74	8.64
Forfeitures	(62,218)	4.95 – 10.74	8.43

March 31, 2014	3,808,856	$4.95 – 15.21	$9.33	$2,014,518

The per option weighted average fair value of the share options granted during 2014 was $3.16 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 1%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 46%. Included in net earnings for the three months ended March 31, 2014 is an expense of $1.4 million (2013 - $1.9 million).

NOTE 8. FINANCE CHARGES

	Three months ended March 31,
	2014	2013

Interest:
Long-term debt	$ 23,575	$ 21,582
Other	198	67
Income	(91)	(186)
Amortization of debt issue costs	750	1,096

Finance charges	$ 24,432	$ 22,559

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	Three months ended March 31,
	2014	2013

Net earnings - basic and diluted	$101,557	$ 93,313

	2014	2013
(Stated in thousands)

Weighted average shares outstanding – basic	292,060	276,499
Effect of share warrants	–	9,553
Effect of stock options and other equity compensation plans	1,298	934

Weighted average shares outstanding – diluted	293,358	286,986

NOTE 10. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, coil tubing services, oilfield equipment rental, camp and catering services, and wastewater treatment units.

Three months ended March 31, 2014	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total

Revenue	$571,922	$103,065	$-	$(2,738)	$672,249
Operating earnings	147,587	8,025	(24,043)	-	131,569
Depreciation and amortization	92,111	11,428	2,166	-	105,705
Total assets	3,991,086	613,741	132,100	-	4,736,927
Goodwill	201,312	112,139	-	-	313,451
Capital expenditures	99,884	4,490	1,625	–	105,999

Three months ended March 31, 2013	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total

Revenue	$496,238	$103,588	$–	$(4,106)	$595,720
Operating earnings	133,494	20,870	(24,076)	–	130,288
Depreciation and amortization	73,711	9,245	1,937	–	84,893
Total assets	3,601,909	588,084	188,677	–	4,378,670
Goodwill	198,957	112,139	–	–	311,096
Capital expenditures	110,445	19,157	1,003	–	130,605

The Corporation’s operations are carried on in the following geographic locations:
Three months ended March 31, 2014	Canada	United States	International	Inter- Segment Eliminations	Total

Revenue	$364,331	$267,492	$42,489	$(2,063)	$672,249
Total assets	2,171,662	2,045,075	520,190	-	4,736,927

Three months ended March 31, 2013	Canada	United States	International	Inter- Segment Eliminations	Total

Revenue	$360,521	$212,040	$24,203	$(1,044)	$595,720
Total assets	2,114,781	1,950,500	313,389	–	4,378,670

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at March 31, 2014 was approximately $1,467 million (December 31, 2013 -$1,403 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Denver, Colorado

Q1 2014 TRADING PROFILE

Toronto (TSX: PD)

High: $13.32

Low: $9.43

Close: $13.24

Volume Traded: 81,812,633

New York (NYSE: PDS)

High: US$12.06

Low: US$8.51

Close: US$11.97

Volume Traded: 113,670,700

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

—    change of address

—    lost unit certificates

—     transfer of shares to another person

—     estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR and is available at www.sedar.com.

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Brian J. Gibson

Allen R. Hagerman, FCA

Catherine Hughes

Stephen J.J. Letwin

Kevin O. Meyers

Patrick M. Murray

Kevin A. Neveu

Robert L. Phillips

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Joanne L. Alexander

Senior Vice President, General Counsel and Corporate Secretary

Niels Espeland

President, International Operations

Douglas B. Evasiuk

Senior Vice President, Sales and Marketing

Kenneth J. Haddad

Senior Vice President, Business Development

Robert J. McNally

Executive Vice President and Chief Financial Officer

Darren J. Ruhr

Senior Vice President, Corporate Services

Gene C. Stahl

President, Drilling Operations

Douglas J. Strong

President, Completion and Production Services

LEAD BANK

Royal Bank of Canada

Calgary, Alberta

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

800, 525-8th Avenue SW

Calgary, Alberta, Canada T2P 1G1

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com